# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OppFi Inc., CIK 0001818502
CUSIP: 68386H103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 130 E. RANDOLPH STREET, SUITE 3400, CHICAGO, Illinois (IL), 60601
Date of event which requires filing of this statement: 03/11/2025
Amends the filing with accession number 0001193125-24-183106
Filed by CIK 0001873026
Persons authorized to receive notices and communications: Todd G. Schwartz, c/o OppFi Shares, LLC, 130 E. Randolph Street, Suite 3400, Chicago, Illinois (IL), 60601, (312) 212-8079; Joshua M. Samek, Esq., Sidley Austin LLP, 1001 Brickell Bay Drive, Suite 900, Miami, Florida (FL), 33131, (305) 391-5100

## Reporting persons
- Todd G. Schwartz (CIK 0001873026): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 18,484; shared voting power 62,705,389; sole dispositive power 18,484; shared dispositive power 62,705,389; aggregate amount beneficially owned 62,723,873 (72.6% of the class)
  Comment: (1) Note to Rows 7 and 9: Represents 18,484 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), held directly by Todd G. Schwartz.
  (2) Note to Rows 8, 10 and 11: Represents (i) 62,178,190 shares of Class V common stock, par value $0.0001 per share ("Class V Voting Stock"), held of record by OppFi Shares, LLC ("OFS"), for which Todd G. Schwartz may be deemed to be a beneficial owner and (ii) 527,199 shares of Class A Common Stock held of record by TGS Revocable Trust, for which Todd G. Schwartz may be deemed to be a beneficial owner.
  (3) Note to Row 13: All percentage calculations herein are based on 24,226,696 shares of Class A Common Stock and 62,178,190 shares of Class V Voting Stock outstanding as of March 7, 2025, as reported in the Issuer's Annual Report on Form 10-K, filed on March 11, 2025.
- TGS Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 62,705,389; sole dispositive power 0; shared dispositive power 62,705,389; aggregate amount beneficially owned 62,705,389 (72.6% of the class)
  Comment: (1) Note to Rows 8, 10 and 11: Represents (i) 62,178,190 shares of Class V Voting Stock held of record by OFS, which is wholly owned by TGS Revocable Trust, whose sole trustee is Todd G. Schwartz and (ii) 527,199 shares of Class A Common Stock held of record by TGS Revocable Trust, whose sole trustee is Todd G. Schwartz.
  (2) Note to Row 13: All percentage calculations herein are based on 24,226,696 shares of Class A Common Stock and 62,178,190 shares of Class V Voting Stock outstanding as of March 7, 2025, as reported in the Issuer's Annual Report on Form 10-K, filed on March 11, 2025.
- OppFi Shares, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 62,178,190; sole dispositive power 0; shared dispositive power 62,178,190; aggregate amount beneficially owned 62,178,190 (72% of the class)
  Comment: (1) Note to Rows 8, 10 and 11: Represents 62,178,190 shares of Class V Voting Stock held of record by OFS.
  (2) Note to Row 13: All percentage calculations herein are based on 24,226,696 shares of Class A Common Stock and 62,178,190 shares of Class V Voting Stock outstanding as of March 7, 2025, as reported in the Issuer's Annual Report on Form 10-K, filed on March 11, 2025.
- TGS Capital Group, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 24,905,134; sole dispositive power 0; shared dispositive power 24,905,134; aggregate amount beneficially owned 24,905,134 (28.8% of the class)
  Comment: (1) Note to Rows 8, 10 and 11: Represents 24,905,134 shares of Class V Voting Stock held of record by OFS, for which TGS Capital Group, LP may be deemed to be a beneficial owner. Todd G. Schwartz is the manager of TGS GP, LLC, which is the general partner of TGS Capital Group, LP.
  (2) Note to Row 13: All percentage calculations herein are based on 24,226,696 shares of Class A Common Stock and 62,178,190 shares of Class V Voting Stock outstanding as of March 7, 2025, as reported in the Issuer's Annual Report on Form 10-K, filed on March 11, 2025.
- TGS MCS Capital Group LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,949,309; sole dispositive power 0; shared dispositive power 1,949,309; aggregate amount beneficially owned 1,949,309 (2.3% of the class)
  Comment: (1) Note to Rows 8, 10 and 11:Represents 1,949,309 shares of Class V Voting Stock held of record by OFS, for which TGS MCS Capital Group LP may be deemed to be a beneficial owner.
  (2) Note to Row 13: All percentage calculations herein are based on 24,226,696 shares of Class A Common Stock and 62,178,190 shares of Class V Voting Stock outstanding as of March 7, 2025, as reported in the Issuer's Annual Report on Form 10-K, filed on March 11, 2025.
- Theodore G. Schwartz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 137,409; shared voting power 24,887,359; sole dispositive power 137,409; shared dispositive power 24,887,359; aggregate amount beneficially owned 25,024,768 (29% of the class)
  Comment: (1) Note to Rows 7 and 9: Represents 137,409 shares of Class A Common Stock held directly by Theodore G. Schwartz.
  (2) Note to Rows 8 and 10: Represents 24,887,359 shares of Class V Voting Stock held of record by OFS, which has sole voting power over the shares of Class V Voting Stock reported in this cover page. Theodore G. Schwartz has the indirect right to cause OFS to dispose of the shares of Class V Voting Stock reported in this cover page to the Issuer pursuant to his (or LTHS Capital Group LP's or LTHS Revocable Trust's) Exchange Rights (as defined below in Item 6).
  (3) Note to Row 13: All percentage calculations herein are based on 24,226,696 shares of Class A Common Stock and 62,178,190 shares of Class V Voting Stock outstanding as of March 7, 2025, as reported in the Issuer's Annual Report on Form 10-K, filed on March 11, 2025.
- LTHS Capital Group LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 23,887,359; sole dispositive power 0; shared dispositive power 23,887,359; aggregate amount beneficially owned 23,887,359 (27.6% of the class)
  Comment: (1) Note to Rows 8, 10 and 11: Represents 23,887,359 shares of Class V Voting Stock held of record by OFS, which has sole voting power over the shares of Class V Voting Stock reported in this cover page. LTHS Capital Group LP has the indirect right to cause OFS to dispose of the shares of Class V Voting Stock reported in this cover page to the Issuer pursuant to its Exchange Rights (as defined below in Item 6).
  (2) Note to Row 13: All percentage calculations herein are based on 24,226,696 shares of Class A Common Stock and 62,178,190 shares of Class V Voting Stock outstanding as of March 7, 2025, as reported in the Issuer's Annual Report on Form 10-K, filed on March 11, 2025.
- LTHS Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (1.2% of the class)
  Comment: (1) Note to Rows 8, 10 and 11: Represents 1,000,000 shares of Class V Voting Stock held of record by OFS, which has sole voting power over the shares of Class V Voting Stock reported in this cover page. LTHS Revocable Trust has the indirect right to cause OFS to dispose of the shares of Class V Voting Stock reported in this cover page to the Issuer pursuant to its Exchange Rights (as defined below in Item 6). On December 4, 2024, Theodore G. Schwartz made a charitable donation of 527,199 shares of Class A Common Stock that were previously held by LTHS Revocable Trust.
  (2) Note to Row 13: All percentage calculations herein are based on 24,226,696 shares of Class A Common Stock and 62,178,190 shares of Class V Voting Stock outstanding as of March 7, 2025, as reported in the Issuer's Annual Report on Form 10-K, filed on March 11, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: OppFi Inc.
Address of issuer's principal executive offices: 130 E. RANDOLPH STREET, SUITE 3400, CHICAGO, Illinois (IL), 60601
Comment: This Amendment No. 2 (this "Amendment") to Schedule 13D amends and restates in its entirety the Schedule 13D filed by (i) Todd G. Schwartz, (ii) TGS Revocable Trust, (iii) OppFi Shares, LLC ("OFS"), (iv) TGS Capital Group, LP (formerly known as Todd Schwartz Capital Group LP), (v) Theodore G. Schwartz and (vi) LTHS Capital Group LP on July 30, 2021, as amended by that certain Amendment No. 1 to the Original Schedule 13D on July 23, 2024 (as amended, the "Original Schedule 13D"), with respect to Class V common stock, par value $0.0001 per share ("Class V Common Stock"), of OppFi Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This Statement is filed on behalf of (i) Todd G. Schwartz, (ii) TGS Revocable Trust, (iii) OFS, (iv) TGS Capital Group, LP, (v) TGS MCS Capital Group LP, (vi) Theodore G. Schwartz, (vii) LTHS Capital Group LP and (viii) LTHS Revocable Trust (together, the "Reporting Persons").
Residence or business address: The business address of (i) Todd G. Schwartz, (ii) TGS Revocable Trust, (iii) OFS, (iv) TGS Capital Group, LP and (v) TGS MCS Capital Group LP is c/o TCS Group, LLC, One North Wacker Drive, Suite 3605, Chicago, IL 60606. The business address of (i) Theodore G. Schwartz, (ii) LTHS Capital Group LP and (iii) LTHS Revocable Trust is c/o TCS Group, LLC, One North Wacker Drive, Suite 3605, Chicago, IL 60606.
Present principal occupation or employment: Mr. Todd G. Schwartz serves as the Executive Chairman and Chief Executive Officer of the Issuer. The Reporting Persons other than Mr. Todd G. Schwartz are primarily involved in investment activities, and the address of each Reporting Person is set forth in (b).
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Todd G. Schwartz and Theodore G. Schwartz are citizens of the United States. TGS Revocable Trust is a California trust. OFS is a Delaware limited liability company. TGS Capital Group, LP is a Delaware limited partnership. TGS MCS Capital Group LP is a Delaware limited partnership. LTHS Capital Group LP is a Delaware limited partnership. LTHS Revocable Trust is a Florida trust.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Business Combination:

On July 20, 2021 (the "Closing Date"), FG New America Acquisition Corp., a Delaware corporation ("FGNA," the former name of the Issuer), completed the transactions contemplated by the Business Combination Agreement, dated as of February 9, 2021 (the "Business Combination Agreement"), by and among FGNA, Opportunity Financial, LLC, a Delaware limited liability company ("OppFi"), OFS, and Todd G. Schwartz, in his capacity as the representative (the "Members' Representative") of the members of OppFi immediately prior to the closing (the "Closing") of the transactions contemplated by the Business Combination Agreement (the "Members"). At the Closing, (i) OppFi transferred to the Issuer 12,977,690 Class A common units of OppFi ("OppFi Units"), which was equal to the number of shares of FGNA's Class A common stock, par value $0.0001 per share ("Class A Common Stock"), issued and outstanding as of immediately prior to the Closing (after giving effect to redemptions by FGNA's public stockholders prior to the Closing and the conversion of FGNA's Class B common stock, par value $0.0001 per share ("Class B Common Stock")), (ii) FGNA contributed the Cash Consideration (as defined below) to OppFi in accordance with the Business Combination Agreement, which was distributed to the Members, and (iii) FGNA issued 96,987,093 shares of newly authorized Class V Voting Stock, which number of shares of Class V Voting Stock was equal to the number of OppFi Units retained by the Members immediately following the Closing (the "Retained OppFi Units"), and which shares of Class V Voting Stock were distributed to OFS, resulting in the combined company being organized in an "Up-C" structure. The transactions contemplated by the Business Combination Agreement are referred to herein as the "Business Combination." Upon the Closing, FGNA changed its name to "OppFi Inc."

The aggregate value of the consideration paid to the Members in the Business Combination was approximately $806,517,000, after giving effect to the estimated purchase price adjustments as set forth in the Business Combination Agreement, consisting of: (i) cash consideration in the amount of $91,646,050 (the "Cash Consideration"), equal to the cash remaining in FGNA's trust account as of immediately prior to the Closing (following the redemption of 14,822,435 shares of Class A Common Stock by FGNA's public stockholders, and (ii) 96,987,093 shares of Class V Voting Stock.

The Retained OppFi Units included 25,500,000 OppFi Units (the "Earnout Units") subject to certain restrictions and potential forfeiture pending the achievement of certain earnout targets (the "Earnout Targets") by July 20, 2024, pursuant to the terms of the Business Combination Agreement. The Earnout Units were forfeited on July 21, 2024 because the Earnout Targets were not satisfied.

Each of TGS Capital Group, LP and LTHS Capital Group LP is a Member and received its proportionate share of the Cash Consideration distributed to the Members. Other than as set forth below in "Class A Common Stock Purchases" and "Restricted Stock Units" and in Item 5, each of the Reporting Persons acquired its respective beneficial ownership of Common Stock set forth in Rows 7 through 13 of the cover pages hereto pursuant to the Business Combination described in this Schedule 13D and pursuant to subsequent reallocations of Retained OppFi Units by OppFi subsequent to the Closing.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by the full text of the Business Combination Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Common Stock Exchanges

In accordance with the Third Amended and Restated Limited Liability Company Agreement of OppFi (the "OppFi A&R LLCA"), upon the exercise of Exchange Rights (as defined below in Item 6), a share of Class A Common Stock is issued by the Issuer and a share of Class V Voting Stock is cancelled by the Issuer for each Retained OppFi Unit exchanged. OFS, which is wholly owned by TGS Revocable Trust, whose sole trustee is Todd G. Schwartz, holds of record all shares of Class V Voting Stock, and following the cancellation of shares of Class V Voting Stock pursuant to the exercise of Exchange Rights, OFS loses beneficial ownership of such shares of Class V Voting Stock. Since the filing of the Schedule 13D on July 30, 2021, 10,043,754 shares of Class V Voting Stock have been cancelled pursuant to the exercise of Exchange Rights by Members other than Todd G. Schwartz or Theodore G. Schwartz, 25,500,000 shares of Class V Voting Stock were cancelled in connection with the forfeiture of the Earnout Units, and 734,851 new shares of Class V Voting stock were issued to OFS in connection with the Issuer's acquisition of equity interests in Bitty Holdings, LLC resulting in OFS holding of record 62,178,190 shares of Class V Voting Stock.

Class A Common Stock Purchases:

Beginning on May 10, 2022, through the date of this Schedule 13D, TGS Revocable Trust and LTHS Revocable Trust have purchased shares of Class A Common Stock in the open market using personal funds to demonstrate confidence in the Issuer and its strategy. There were no such transactions during the past sixty days.

Restricted Stock Units:

On November 16, 2022, Theodore G. Schwartz received 18,484 shares of Class A Common Stock in settlement of restricted stock units ("RSUs") issued to Theodore G. Schwartz in his capacity as a director of the Issuer, which vested on July 20, 2022. On June 8, 2023, Theodore G. Schwartz received 46,729 shares of Class A Common Stock in settlement of RSUs issued to Theodore G. Schwartz in his capacity as a director of the Issuer, which vested on June 7, 2023. On June 7, 2024, Theodore G. Schwartz received 72,196 shares of Class A Common Stock in settlement of RSUs issued to Theodore G. Schwartz in his capacity as a director of the Issuer, which vested on June 5, 2024. On June 5, 2024, Theodore G. Schwartz received a grant of 49,328 shares of Class A Common Stock in his capacity as a director of the Issuer, which will vest on the earlier of (i) the one-year anniversary of the date of grant or (ii) the next annual meeting of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 above is incorporated into this Item 4 by reference.

Further exercises of Exchange Rights (as defined below in Item 6) by the Members would result in the disposition of additional shares of Class V Voting Stock.

Effective upon the Closing, and in accordance with the terms of the Business Combination Agreement, (i) each executive officer of FGNA ceased serving in such capacities, (ii) each member of the board of directors of FGNA ceased serving in such capacity, (iii) Todd G. Schwartz, Theodore G. Schwartz, Jared Kaplan, Christina Favilla, Jocelyn Moore, David Vennettilli and Greg Zeeman were appointed as directors of the Company, and (iv) Todd G. Schwartz was appointed Executive Chairman of the Board. On February 23, 2022, Todd G. Schwartz was appointed Chief Executive Officer of the Issuer.

Upon the Closing, the Issuer adopted its Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws in accordance with the Business Combination Agreement. In addition, upon the Closing of the Business Combination, the business of OppFi became the business of the Issuer.

On the business day following the Closing, FGNA's public units automatically separated into their component securities upon consummation of the Business Combination and, as a result, no longer trade as a separate security and were delisted from The New York Stock Exchange.

Except as otherwise described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11 and 13 on the cover pages.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover pages.
Transactions in the class effected during the past sixty days:
Except as listed below and as set forth in this Schedule 13D, the Reporting Persons have not engaged in any transaction with respect to the Class A Common Stock or Class V Voting Stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

DATE SHARES OF CLASS V VOTING STOCK CANCELLED(1)
1/13/2025 607,273
1/15/2025 12,751
1/24/2025 298,479
1/29/2025 60,000
1/31/2025 5,000
2/7/2025 385,102
2/7/2025 10,000
2/11/2025 472,774
2/28/2025 35,000
3/4/2025 4,865
3/4/2025 60,000

(1) All shares of Class V Voting Stock were cancelled pursuant to the exercise of Exchange Rights (as defined below in Item 6) by Members other than Todd G. Schwartz or Theodore G. Schwartz.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information furnished in Item 3 is incorporated into this Item 6 by reference.

Third Amended and Restated Limited Liability Company Agreement of OppFi:

Immediately prior to the Closing, the Issuer, OppFi and the Members entered into the OppFi A&R LLCA, which, among other things, (i) provided for a recapitalization of the ownership structure of OppFi, whereby following the execution of the OppFi A&R LLCA, the ownership structure of OppFi consists solely of the OppFi Units, (ii) designated the Issuer as the sole manager of OppFi, (iii) provided that beginning on the nine month anniversary of the Closing (unless otherwise waived by the Issuer, or, with respect to shares of Class A Common Stock issuable upon the exchange of 11,600,000 OppFi Units held by the Members, following the registration under the Securities Act of 1933, as amended, of such shares), each Retained OppFi Unit held by the Members may be exchanged, subject to certain conditions, for either one share of Class A Common Stock or, at the election of the Issuer in its capacity as the sole manager of OppFi, the cash equivalent of the market value of one share of Class A Common Stock (the "Exchange Rights"), and (iv) otherwise amended and restated the rights and preferences of the OppFi Units. If the Members exercise Exchange Rights, the same number of shares of Class V Voting Stock will be cancelled by the Issuer as the number of Retained OppFi Units exchanged.

The foregoing description of the OppFi A&R LLCA does not purport to be complete and is qualified in its entirety by the full text of the OppFi A&R LLCA, which is filed as an exhibit hereto and incorporated by reference herein.

Investor Rights Agreement:

Certain of the Reporting Persons are parties to the Investor Rights Agreement, dated as of July 20, 2021, by and among the Issuer, the Members' Representative, the members of OppFi immediately prior to the closing of the Business Combination and certain stockholders of the Issuer (the "Investor Rights Agreement"), pursuant to which, among other things, (i) the Members' Representative will have the right to nominate five directors to the board of directors of the Issuer, subject to certain independence and holdings requirements, (ii) the Issuer agreed to provide certain registration rights for the shares of Class A Common Stock held by or issuable to the Members and certain other parties, and (iii) the Members and a certain other party agreed not to transfer, sell, assign, or otherwise dispose of the shares of Class A Common Stock and the OppFi Units held by such Members and the other party, as applicable, for nine months and twenty-four months, respectively, following the Closing, subject to certain exceptions, including with respect to shares of Class A Common Stock issuable upon the exchange of 11,600,000 OppFi Units held by the Members.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Investor Rights Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Tax Receivable Agreement:

Certain of the Reporting Persons are parties to the Tax Receivable Agreement (the "Tax Receivable Agreement"), which provides for, among other things, payment by the Issuer to the Members of 90% of the U.S. federal, state and local income tax savings realized by the Issuer as a result of the increases in tax basis and certain other tax benefits related to the transactions contemplated under the Business Combination Agreement and the exchange of Retained OppFi Units for Class A Common Stock or cash.

The Tax Receivable Agreement may be terminated if (i) the Issuer exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of the agreed payments remaining to be made under the Tax Receivable Agreement, discounted at the Early Termination Rate (as defined therein), (ii) there is a change of control, or (iii) the Issuer materially breaches any of the material obligations of the Tax Receivable Agreement. Upon early termination by change of control or material breach, all obligations will generally be accelerated and due as if the Issuer had delivered an early termination notice on the date of such change of control or material breach.

The Tax Receivable Agreement provides that in the event of a change of control, Todd G. Schwartz, or such other person appointed pursuant to the terms of the Tax Receivable Agreement, will have the option to accelerate the unpaid obligations of the Issuer as calculated in accordance with certain valuation assumptions, including that the Issuer will have taxable income sufficient to fully utilize the tax items, including deductions, arising from certain basis adjustments and any deduction attributable to any payment made under the Tax Receivable Agreement.

In the event that (i) the Issuer exercises its early termination rights under the Tax Receivable Agreement, (ii) certain changes of control in the Issuer or OppFi occur, (iii) the Issuer, in certain circumstances, fails to make a payment required to be made pursuant to the Tax Receivable Agreement by the applicable final payment date, which non-payment continues for 30 days following such final payment date, or (iv) the Issuer materially breaches any of its material obligations under the Tax Receivable Agreement other than as described in the foregoing clause (iii), which breach continues without cure for 30 days following receipt by the Issuer of written notice thereof and written notice of acceleration is received by the Issuer thereafter (except that in the case that the Tax Receivable Agreement is rejected in a case commenced under bankruptcy laws, no written notice of acceleration is required), in the case of clauses (iii) and (iv), unless certain liquidity exceptions apply, the Issuer's obligations under the Tax Receivable Agreement will accelerate, and the Issuer will be required to make a lump-sum cash payment to the Members and/or other applicable parties.

The foregoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by the full text of the Tax Receivable Agreement, a copy of which is filed as an exhibit hereto and incorporated by reference herein.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement by and among the Reporting Persons, dated as of July 23, 2024 (incorporated by reference to Exhibit 1 of the Issuer's Schedule 13D/A (File No. 005-91730) filed with the Securities and Exchange Commission on July 23, 2024).

Exhibit 2: Business Combination Agreement, dated as of February 9, 2021, by and among the Issuer, Opportunity Financial, LLC, OppFi Shares, LLC and Todd Schwartz, in his capacity as the Members' Representative (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K (File No. 001-39550) filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 3: Third Amended and Restated Limited Liability Company Agreement of Opportunity Financial, LLC (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K (File No. 001-39550) filed with the Securities and Exchange Commission on July 26, 2021).

Exhibit 4: Investor Rights Agreement, dated as of July 20, 2021, by and among the Issuer, the Members, the Members' Representative and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Amendment No. 1 to the Registration Statement on Form 8-A (File No. 001-39550) filed with the Securities and Exchange Commission on July 21, 2021).

Exhibit 5: Tax Receivable Agreement, dated as of July 20, 2021, by and among the Issuer, Opportunity Financial, LLC, the Members and the Members' Representative (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K (File No. 001-39550) filed with the Securities and Exchange Commission on July 26, 2021).

## Signatures
- Todd G. Schwartz: /s/ Todd G. Schwartz, Todd G. Schwartz (03/12/2025)
- TGS Revocable Trust: /s/ Todd G. Schwartz, Todd G. Schwartz, Sole Trustee (03/12/2025)
- OppFi Shares, LLC: /s/ Todd G. Schwartz, Todd G. Schwartz, Sole Trustee of TGS Revocable Trust, its Manager (03/12/2025)
- TGS Capital Group, LP: /s/ Todd G. Schwartz, Todd G. Schwartz, Manager of TGS GP, LLC, its General Partner (03/12/2025)
- TGS MCS Capital Group LP: /s/ Todd G. Schwartz, Todd G. Schwartz, Manager of TGS GP, LLC, its General Partner (03/12/2025)
- Theodore G. Schwartz: /s/ Theodore G. Schwartz, Theodore G. Schwartz (03/12/2025)
- LTHS Capital Group LP: /s/ Theodore G. Schwartz, Theodore G. Schwartz, Manager of TCS Capital Management Group LLC, its General Partner (03/12/2025)
- LTHS Revocable Trust: /s/ Theodore G. Schwartz, Theodore G. Schwartz, Sole Trustee (03/12/2025)